Exhibit II-3
(English Language Translation)
Canon Finetech Inc.’s financial statements for the fiscal year ended December 31, 2009 made available pursuant to Article 782, Paragraph 1 of the Japanese Companies Law, dated February 8, 2010.
     A translation of Canon Finetech Inc.’s financial statements for the fiscal year ended December 31, 2009 is included in Notice of Convocation of the 60th Business Term Annual General Meeting of Shareholders dated March 9, 2010, attached as Exhibit I-2.

II-3-1